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JUN 3 0 2008

Washington, DC
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08032321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67090

FACING PAGE

a Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/07 (MM/DD/YY) AND ENDING 4/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W 47th Street, Suite 900
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Brethowr — 816-960-9525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shane C. Brethowr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC, as of April 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CCO, FinOp

Title

Notary Public

JESSICA LYNN SKINNER
MY COMMISSION EXPIRES
October 1, 2011
NOTARY SEAL
#07287608
JACKSON COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Lockton Insurance Agency, Inc. (d.b.a. Lockton Companies):

We have audited the accompanying balance sheets of Lockton Financial Advisors, LLC (the Company) as of April 30, 2008 and 2007, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2008 and 2007, and the results of their operations and their cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 25, 2008

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheets

April 30, 2008 and 2007

Assets		2008	2007
Current assets:			
Cash and cash equivalents	$	1,539,035	1,569,723
Accounts receivable:			
Commissions receivable		16,755	429,081
Affiliates		130,574	—
Prepaid expenses		50,604	—
Total current assets		1,736,968	1,998,804
Computer software		15,825	—
Total assets	$	1,752,793	1,998,804
Liabilities and Member's Equity			
Current liabilities:			
Current maturity of long-term debt	$	531,956	66,000
Accounts payable		—	1,146
Accounts payable to affiliates		—	64,942
Accrued expenses:			
Interest		18,068	30,666
Legal		4,678	42,560
Accounting and tax service		15,000	11,000
Other		10,815	498
Total current liabilities		580,517	216,812
Long-term debt		—	429,000
Total liabilities		580,517	645,812
Member's equity:			
Paid-in capital		100,000	100,000
Retained earnings		1,072,276	1,252,992
Total member's equity		1,172,276	1,352,992
Total liabilities and member's equity	$	1,752,793	1,998,804

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Income

Years ended April 30, 2008 and 2007

		2008	2007
Revenue:			
Commissions	$	6,945,362	5,960,242
Interest and other income		213,500	16,775
Total revenue		7,158,862	5,977,017
Expenses:			
General and administrative		690,772	336,378
Interest expense		64,005	30,666
Total operating expenses		754,777	367,044
Net income	$	6,404,085	5,609,973

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Changes in Member's Equity

Years ended April 30, 2008 and 2007

		Paid-in capital	Retained earnings (deficit)	Total
Balance, April 30, 2006	$	100,000	(24,483)	75,517
Net income		—	5,609,973	5,609,973
Distributions to member		—	(4,332,498)	(4,332,498)
Balance, April 30, 2007		100,000	1,252,992	1,352,992
Net income		—	6,404,085	6,404,085
Distributions to member		—	(6,584,801)	(6,584,801)
Balance, April 30, 2008	$	100,000	1,072,276	1,172,276

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Cash Flows

Years ended April 30, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	6,404,085	5,609,973
Adjustments to reconcile net income to net cash provided by operating activities:			
Forgiveness of long-term debt		(66,000)	—
Forgiveness of interest on long-term debt		(76,603)	—
Changes in operating assets and liabilities:			
Commissions receivable		412,326	(429,081)
Prepaid expenses		(50,604)	—
Change in payables and receivables from affiliates		(195,516)	64,792
Accounts payable		(1,146)	1,146
Accrued expenses		40,440	82,757
Net cash provided by operating activities		6,466,982	5,329,587
Cash flows from investing activities:			
Purchase of computer software		(15,825)	—
Cash flows from financing activities:			
Proceeds from long-term debt		165,000	495,000
Principal payments on long-term debt		(62,044)	—
Distributions to member		(6,584,801)	(4,332,498)
Net cash used in financing activities		(6,481,845)	(3,837,498)
Change in cash and cash equivalents		(30,688)	1,492,089
Cash and cash equivalents, beginning of year		1,569,723	77,634
Cash and cash equivalents, end of year	$	1,539,035	1,569,723

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a wholly owned subsidiary of Lockton Insurance Agency, Inc. d/b/a Lockton Companies, Inc (Lockton), was organized in the state of California on April 27, 2005. The Company is a single member limited liability company that was approved to conduct business in California on May 6, 2005 as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company operates as an introducing broker-dealer or limited broker-dealer whereby the Company does not receive customer cash or securities. All clearing of trades, holding of funds or securities, and receiving of customer cash or securities are handled by unrelated third-party broker-dealers. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

All broker-dealer commissions are received through two respective third-party broker-dealer relationships, AIG Financial Advisors, Inc, and NFP Securities, Inc. A portion of the Gross Dealer Concessions (GDC) generated by the Registered Representatives are withheld (B/D Fees) by the third-party broker-dealer as reimbursement for services and infrastructure provided to the Registered Representatives. One hundred percent of the remaining GDC, after deduction of the B/D Fees, is paid directly to the Company and recognized on a trade date basis as transactions occur.

Based on the contractual arrangement with one broker-dealer, the company may be entitled to additional compensation based on the amount of broker-dealer fees paid by Registered Representatives of such broker dealer. The additional compensation is received in the form of cash payment or the forgiveness of outstanding debt and accrued interest payable. The company recognizes such additional compensation when the amounts can be determined and are probable of collection, which generally occurs upon achievement of the performance measure stipulated in the contract.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2008 and 2007, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

(d) Computer Software

Computer software consists of internally developed software, which has not been placed in service at April 30, 2008 and is recorded at cost. Upon placement into service amortization will be computed on the straight-line method over its estimated useful life of 3 years.

(e) Income Taxes

The Company is a single member limited liability company. As a single member limited liability company, the Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its member's federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year and period ended April 30, 2008 and 2007, respectively.

(3) Long-Term Debt

Long-term debt at April 30 consists of the following:

	2008	2007
Note payable, secured by commissions receivable; principal and interest payable beginning December 31, 2007 and continuing annually thereafter; interest is variable based on an independent index (8.00% and 11.25% at April 30, 2008 and 2007, respectively	$ 531,956	495,000
	531,956	495,000
Less current maturities	531,956	66,000
Net long-term debt	$ —	429,000

The note payable of $531,956 at April 30, 2008, originally due December 2014, is payable to a broker-dealer with which the Company has a dealer-to-dealer agreement resulting in the receipt of commissions in the normal course of business. The Company received $165,000 in loan proceeds, had $66,000 of principal forgiven, and $76,603 of accrued interest payable forgiven during the year ended April 30, 2008. These forgiven amounts are included in interest and other income in the statements of income and were the result of achieving certain performance measures as defined in the note. On June 30, 2008, the relationship with the broker-dealer is expected to be terminated, and the principal, along with all accrued and unpaid interest, will become due in accordance with the transition dealer-to-dealer agreement currently being drafted by both parties.

(4) Commitments

The Company subleased office space from an affiliate under a consent to sublease whereby the sublease is subject and subordinate to the prime lease. Total rental expense for the operating lease included in the accompanying statements of income amounted to $2,751, and $4,716 for the years ended April 30, 2008 and 2007, respectively. The sublease was canceled in November 2007. The affiliate office was no longer utilized, as all business was conducted from another affiliate office location. Beginning in December 2007, rent expense is included as a component of the shared services charges.

(5) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions, which totaled $424,617 and $110,861 for the year ended April 30, 2008 and 2007, respectively. These charges are an allocation of costs incurred by the affiliated entity to provide such services and are accounted for in accordance with agreements among these parties.

(6) Disclosures about Fair Value of Financial Instruments

The following methods were used to estimate the fair value of financial instruments:

(a) *Receivables and Payables* – The fair value of receivables and payables, including related party amounts, approximates the carrying value due to their short-term nature.

(b) *Long-Term Debt* – Fair value is estimated based on the borrowing rates currently available to the Company for loans with similar terms and maturities based on the Company's net credit spread. At April 30, 2008 and 2007, the carrying amounts are a reasonable estimate of fair value.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a limited broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2008, the Company had net capital of $933,418, which is $894,717 in excess of required net capital.

(8) Subsequent Event

On March 13, 2008, FINRA approved the change of the Company's structure as of May 1, 2008, to a k(1) exemptive status broker-dealer from k(2)(i). This change enables the Company to terminate an existing broker-dealer relationship and to significantly expand its business operations. This also enables the Company to hold its own customer accounts and sell variable contracts and mutual funds through employee benefit plans. The Company will not hold custody or receive customer funds or securities. Furthermore, the Company will not hold a clearing arrangement with any firm and will handle trades on an application basis.

(Continued)

In conjunction with the FINRA approved change, Lockton reorganized the structure of the Company effective May 1, 2008. The Company will continue to operate as a subsidiary of Lockton, with Lockton owning the Corporate Profit Unit. The associates who have the primary responsibility for establishing new client relationships joined the Company as "Producer Members." In this structure, Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to the holder of the Corporate Profit Unit. While the legal form of payments to Producer Members is a capital distribution, the Company will reflect such payments as selling expenses. Prior to this reorganization, the Company did not incur selling expenses.

Schedule I

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the

Securities and Exchange Commission

April 30, 2008 and 2007

		2008	2007
Net capital:			
Total member's equity	$	1,172,276	1,352,992
Total member's equity qualified for net capital		1,172,276	1,352,992
Add additions to net worth		—	—
Less nonallowable assets		197,003	—
Net capital before haircuts		975,273	1,352,992
Less haircuts and undue concentration		41,855	29,356
Net capital		933,418	1,323,636
Aggregate indebtedness		580,517	645,812
Percentage aggregate indebtedness to net capital		62%	49%
Computation of net capital requirements:			
Minimum net capital requirements**	$	38,701	43,076
Excess net capital	$	894,717	1,280,560

Net capital, as computed above, does not differ materially from that reported by the company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 15, 2008, at April 30, 2008.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2008. 6.67% of Aggregate Indebtedness was calculated to be $38,701 ($580,517 x 6.67% = $38,701). At April 30, 2007, minimum net capital required was calculated to be $43,076 ($645,812 x 6.67% = $43,076).

See accompanying independent auditors' report.

Schedule II

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2008 and 2007

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2008 and under Rule 15c3-3 (k)(2)(i) at April 30, 2007.

See accompanying independent auditors' report.

Schedule III

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2008 and 2007

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2008 and under Rule 15c3-3 (k)(2)(1) at April 30, 2007.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Lockton Insurance Agency, Inc. (d.b.a. Lockton Companies):

In planning and performing our audit of the financial statements of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 25, 2008

END